Mail Stop 4561

July 2, 2009

Mr. John S. Riccitiello
Chief Executive Officer
Electronic Arts, Inc.
1209 Redwood Shores Parkway
Redwood City, CA 94065

      Re: **Electronic Arts, Inc.**
              Form 10-K for the fiscal year ended March 31, 2009
              Filed on May 22, 2009
              Form 8-K
              Filed on May 5, 2009
              File No. 000-17948

Dear Mr. Riccitiello:

      We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2009

Item 1. Business

Significant Relationships

Console Manufacturers, page 9

1.   Please provide a description of the material terms of your agreements with the console manufacturers in future filings. Also, we note that although the Xbox 360 and Wii platforms accounted for approximately 24% and 14%, respectively, of your net revenues in fiscal year 2009, you have not filed any agreements with

Microsoft Corporation or Nintendo Co. as exhibits. Please provide your analysis as to whether you are substantially dependent on your agreements with these companies. See Item 601(b)(10)(ii)(B) of Regulation S-K. Also, advise whether your April 1, 2000 Licensed Publisher Agreement with Sony Computer Entertainment America pertains to the PLAYSTATION 3 console as well as the PlayStation 2 console. If you have a separate agreement related to publishing products for play on the PLAYSTATION 3 console, please file the agreement as an exhibit or provide us with your analysis as to why are not substantially dependent upon the agreement.

Retailers, page 9

2.   We note that GameStop Corp. and Wal-Mart Stores, Inc. each accounted for 14% of your total net revenue in fiscal year 2009. Please tell us if you have considered including in your Form 10-K a description of your contractual arrangements with these customers or, in the absence of ongoing contractual relationships, a clarification of that status and a descriptive summary of the manner in which the parties conduct business. To the extent the parties have entered into written agreements, please analyze the basis of your determination that the agreements need not be filed. As applicable, discuss the basis of your conclusions regarding the lack of substantial dependency upon any such agreement. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 37

3.   Your disclosures on page 107 indicate that your business is currently organized around three operating labels (EA Games, EA Sports and EA Play) as well as two operating segments in the EA Interactive organization (EA Mobile and Pogo). Tell us your consideration of providing segment information in your MD&A for your two operating segments in the EA Interactive organization. In this regard, it appears as though providing segment information for the EA Interactive organization would allow readers of your financial statements to better understand your business and analyze revenues, profitability and cash flow needs of your operating segments. We refer you to Section III.F.1 of SEC Release No. 33-6385.

4.   We note from your disclosures that net revenues increased as a result of sales of titles for consoles including Wii, PLAYSTATION 3, Xbox 360, and PlayStation 2. Tell us your consideration of providing enhanced quantitative and qualitative disclosures to discuss the impact prices and volume have on your sales of titles for the various consoles. We refer you to Item 303(a)(3)(iii) of Regulation S-K.

5.   We note from your disclosures on page 29 that as of March 31, 2009, deferred net revenue associated with sales of online-enabled packaged goods and digital content decreased by $126 million as compared to March 31, 2008, directly increasing the amount of reported net revenue during the year ended March 31, 2009. Please explain how the changes in your deferred net revenues correlates with the net increases/decreases in sales of your products by console type. For instance, we note from your disclosures on page 108 that net revenues attributable to PLAYSTATION 3 increased significantly during the year ended March 31, 2009 while deferred revenues attributable to this particular console decreased during this same period.

Consolidated Financial Statements

Consolidated Statements of Operations, page 65

6.   We note your response to prior comment No. 1 of our letter dated January 17, 2008. Please confirm to us that you continue to evaluate whether your services revenues represent more than 10% of your total revenues. We refer you to Rule 5-03 of Regulation S-X.

Consolidated Statements of Cash Flows, page 67

7.   We note that you have included an additional line item in your consolidated statements of cash flows to present ending cash, cash equivalents and short term investments. Please clarify why you have presented an additional line item for your short term investments. Tell us how your presentation complies with the guidance in paragraphs 8 and 26 of SFAS 95.

Notes to the Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 71

8.   Please clarify your disclosures that indicate for digital downloads that do not have an online service component, delivery is considered to generally occur when the download is made available. In this respect, the disclosures in your fiscal 2008 Form 10-K previously indicated that for digital downloads without an online service component, delivery is considered to occur generally when the download occurs. Please explain whether this is a change in your revenue recognition policy and if so, tell us the impact of such change on your net revenues for the fiscal year ended March 31, 2009.

Note 18. Segment Information, page 106

9.   We note from your disclosures that due to similar economic characteristics, products and distribution methods you aggregate the three operating labels (EA Games, EA Sports and EA Play) and the Pogo into one reportable segment. Tell us how you determined that each of the three labels and Pogo have similar economic characteristics. We refer you to paragraphs 17 and 73-74 of SFAS 131. In addition, please explain how you determined that the results of your EA Mobile operating segment are not material for separate disclosures. In this respect, it appears as though the net revenues associated with the EA Mobile operating segment are significant to your consolidated net revenues.

Item 9. Controls and Procedures

Changes in Internal Controls, page 116

10.   Your disclosures state, "during fiscal year 2009, there were no significant changes in [y]our internal controls or, to [y]our knowledge, in other factors that could significantly affect [y]our disclosure controls and procedures." Please confirm whether there has been any change in your internal controls over financial reporting identified in connection with your evaluation that occurred during the period that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. We refer you to Item 308(c) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 117

Exhibit 10.15

11.   We note that the confidential treatment order related to your April 1, 2000 Licensed Publisher Agreement with Sony Computer Entertainment America expired in March 2008 and we have not received a request for extension of the order. Please tell us if you still require confidential treatment in connection with the agreement. If not, please file an unredacted version of the agreement with your next periodic filing.

Part III Information (incorporated by reference from Definitive Proxy Statement filed on June 12, 2009

Compensation Discussion and Analysis

Base Salary, page 37

12.   Your disclosure indicates that the changes in base salaries for Messrs. Riccitiello, Gibeau and Moore were all based, in part, on their individual performance.

Please tell us how you assessed the individual performance of these officers in making decisions regarding base salaries. For example, tell us if their performance was measured against any company or individual performance objectives or if there were any particular achievements that the compensation committee considered in making base salary decisions in fiscal 2009. Also, tell us the weight that the compensation committee assigned to each of the factors it considered in awarding the base salary increases.

Annual Cash Bonus, page 37

13. It appears from your disclosure that the cash bonuses paid to Messrs. Riccitiello, Brown, Moore and Gibeau in Fiscal 2009 were based on achievement of individual performance objectives. Please tell us why you have not disclosed those performance objectives and related quantitative targets, if any. See Item 402(b)(vii) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website. If you have omitted specific performance targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please confirm that you have a competitive harm analysis that supports your reliance on that instruction, or advise. Please note that to the extent that it is appropriate to omit specific targets pursuant to Instruction 4 to Item 402(b), your disclosure should address how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels.

Equity Awards

Performance-based RSUs, page 40

14. Please tell us why you have not disclosed the non-GAAP net income targets that must be met in order for the Performance-Based RSUs to vest. See Item 402(b)(v) of Regulation S-K. We note from your disclosure on page 33 that you publicly disclosed the highest of these non-GAAP net income targets in February 2008. Also, please explain how you calculated the non-GAAP net income targets. See Instruction 5 to Item 402(b) of Regulation S-K. Please confirm that you will provide similar disclosure in future filings.

Special Equity Awards, page 41

15. Please explain how the compensation committee determined the size of the stock option grants made to Messrs. Brown, Pleasants, Gibeau and Moore under the special equity program.

Form 8-K filed on May 5, 2009

16. We note that beginning in fiscal 2010, you will begin deferring revenue on a GAAP-only basis for every online-enabled game. Please further clarify the nature

of this change and explain why you believe it is now appropriate to defer revenue for every online-enable game as opposed to your historical practice of deferring revenues for only a subset of the console and PC games.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

                        Sincerely,

                        Craig Wilson
                        Senior Assistant Chief Accountant